UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2014

Commission File Number:  001-36185

Dynagas LNG Partners LP
(Translation of registrant's name into English)

97 Poseidonos Avenue & 2, Foivis Street, Glyfada, 16674, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Dynagas LNG Partners LP (the “Company”) dated April 24, 2014: Dynagas LNG Partners LP - Arctic Aurora Acquisition.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  April 28, 2014

DYNAGAS LNG PARTNERS LP

By:	/s/ Tony Lauritzen
Name:	Tony Lauritzen
Title:	Chief Executive Officer

DYNAGAS LNG PARTNERS LP - ARCTIC AURORA ACQUISITION

ATHENS, Greece – April 24, 2014 - Dynagas LNG Partners LP (NASDAQ: DLNG) (the “Partnership”) announced today that it has entered into an agreement to purchase from Dynagas Holding Ltd., the Partnership’s sponsor, 100% of the ownership interests in the entity that owns and operates the Arctic Aurora, a 2013 built ice class liquefied natural gas carrier, for an aggregate purchase price of $235 million.  The Arctic Aurora acquisition is subject to the Partnership obtaining the funds necessary to pay the purchase price and the satisfaction of certain closing conditions.  The Partnership expects to finance the acquisition with the net proceeds of a public offering of its common units and a portion of the borrowings under a new $340 million senior secured revolving credit facility.

The Arctic Aurora is currently operating under a time charter with Statoil ASA (“Statoil”) with an initial term of five years that expires in July 2018.  Statoil has the right to extend the charter for consecutive additional one-year periods following the initial charter period. The Partnership’s average remaining charter term, based on an expected delivery date for the Arctic Aurora of May 30, 2014 and taking into account the recently announced 13-year time-charter contract with Gazprom Marketing & Trading Singapore Pte. Ltd. for the Clean Force, will be 6.1 years.

The Partnership believes that the Arctic Aurora acquisition is an accretive transaction consistent with its growth strategy.  The Arctic Aurora acquisition will generate, assuming full utilization, total contracted gross revenue of approximately $117.2 million, annual gross revenues of approximately $28.3 million and annual net cash from operations of approximately $21.7 million, during the initial charter period with Statoil. The Board of Directors of the Partnership and the Conflicts Committee of the Board have approved the Arctic Aurora acquisition.

Following the completion of this acquisition, the Partnership’s management intends to recommend to the Board an increase in the Partnership’s quarterly cash distribution per unit of between $0.0225 and $0.0275 (or annualized increase of between $0.09 and $0.11 per unit), which would become effective for the distribution with respect to the quarter ending June 30, 2014 on a pro-rata basis after giving effect to the Arctic Aurora acquisition.  Any such increase would be conditioned upon, among other things, the closing of the Arctic Aurora acquisition, the approval of such increase by the Board and the absence of any material adverse developments or potentially attractive opportunities that would make such an increase inadvisable.

About Dynagas LNG Partners LP

Dynagas LNG Partners LP (NasdaqGS: DLNG) is a growth-oriented partnership formed by Dynagas Holding Ltd. to own, and operate liquefied natural gas (“LNG”) carriers employed on multi-year charters. The current fleet of Dynagas LNG Partners consists of three LNG carriers, each of which has a carrying capacity of approximately 150,000 cbm.

Visit the Partnership’s website at www.dynagaspartners.com

Contact Information:

Dynagas LNG Partners LP

97 Poseidonos Avenue & 2 Foivis Street

Glyfada, 16674

Greece

Attention: Michael Gregos
Telephone: (011) 30 210 8917260
Email: management@dynagaspartners.com

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, NY 10169

Tel. (212) 661-7566

E-mail: dynagas@capitallink.com

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Partnership desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “expected”, “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Partnership’s management of historical operating trends, data contained in its records and other data available from third parties. Although the Partnership believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Partnership’s control, the Partnership cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Partnership’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for Liquefied Natural Gas (LNG) shipping capacity, changes in the Partnership’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Partnership’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Partnership disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.